**SECOND AMENDED AND RESTATED**
**CERTIFICATE OF INCORPORATION**
**OF**
**AGTOOLS INC.**

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

AGTools Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

**DOES HEREBY CERTIFY:**

      **1.**      That the name of this corporation is AGTools Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on November 8, 2017.

      **2.**      That the Company's original Certificate of Incorporation was amended and restated by that certain Amended and Restated Certificate of Incorporation on March 18, 2019 and subsequently amended on August 28, 2020.

      **3.**      That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as set forth on Exhibit A attached hereto.

      **4.**      That the following amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

      **5.**      That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

      **RESOLVED**, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety as set forth on Exhibit A attached hereto.

      **IN WITNESS WHEREOF**, AGTools Inc. has caused this Second Amended and Restated Certificate of Incorporation to be signed by Martha Montoya, a duly authorized officer of the Corporation, on March 1, 2023

 

_____
Martha Montoya, Chief Executive Officer

**FIRST:** The name of this corporation is AGTools Inc. (the "**Corporation**").

**SECOND:** The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201, in the City of Dover, County of Kent, DE 19904. The name of the registered agent at that address is Cogency Global Inc.

**THIRD:** The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

**FOURTH:** The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 21,634,931 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 9,153,347 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.     COMMON STOCK

1.     <u>General</u>.  The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2.     <u>Voting</u>.  The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); <u>provided</u>, <u>however</u>, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate of Incorporation that relates solely to the terms of one (1) or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one (1) or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate of Incorporation or pursuant to the General Corporation Law.  There shall be no cumulative voting.  The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Second Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.     PREFERRED STOCK

2,317,034 shares of the authorized Preferred Stock of the Corporation have previously been designated "**Series Seed Preferred Stock**," of which 2,317,034 shares have been issued, 4,977,253 shares of the authorized Preferred Stock of the Corporation are hereby designated

"**Series Seed-2 Preferred Stock**," 1,458,073 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-3 Preferred Stock**," 120,161 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-4 Preferred Stock**," and 280,826 shares of the authorized preferred Stock of the corporation are hereby designated "**Series Seed-5 Preferred Stock**" each series with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1.    Dividends. The holders of then outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 6% of the applicable Original Issue Price (as defined below) for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock).  The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared.  The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 1, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend.  The "**Original Issue Price**" shall mean, with respect to the Series Seed Preferred Stock, $0.85 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock, with respect to the Series Seed-2 Preferred Stock, $1.2302 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock, with respect to the Series Seed-3 Preferred Stock, $0.7724 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or

other similar recapitalization with respect to the applicable Preferred Stock, with respect to the Series Seed-4 Preferred Stock, $0.8463 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock, and with respect to the Series Seed-5 Preferred Stock, $0.9231 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. <u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales</u>.

2.1 <u>Preferential Payments to Holders of Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times the applicable Original Issue Price for such series of Preferred Stock, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of the applicable series of Preferred Stock been converted into Common Stock pursuant to <u>Section 4</u> immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable to each applicable series of Preferred Stock pursuant to this sentence is hereinafter referred to as the "**Liquidation Amoun**t"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this <u>Section 2.1</u>, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all applicable Liquidation Amounts required to be paid to the holders of shares of each series of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to <u>Section 2.1</u> or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 <u>Deemed Liquidation Events</u>.

2.3.1 <u>Definition</u>. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least majority of the outstanding shares of Preferred Stock, which such majority must include all shares of Preferred Stock then held by Reinventure Capital Fund I, LP or any affiliate thereof (the "**Requisite Holders**"), elect otherwise

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by written notice sent to the Corporation at least three (3) days prior to the effective date of any such event:

(a)     a merger or consolidation in which

(i)     the Corporation is a constituent party or

(ii)    a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b)     (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2   Effecting a Deemed Liquidation Event.

(a)     The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b)     In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event (the "**Redemption Request**"),

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the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event (such date, the "**Redemption Date**"), to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount (the "**Redemption Price**"). Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem each a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

(c)     In the event the Corporation timely receives a Redemption Request, the Corporation shall send written notice of the redemption pursuant to Section 2.3.2(b) (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than 40 days prior to the Redemption Date. Each Redemption Notice shall state:

(i)     the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice;

(ii)     the Redemption Date and the Redemption Price;

(iii)     the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1); and

(iv)     for holders of shares in certificated form, that the holder is to surrender to the Corporation, in the manner and at the place designated in the Redemption Notice, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

(d)     On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder

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of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

(e)     If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered to the Corporation, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

2.3.3     Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation, including the approval of at least one Preferred Director (as defined herein).

2.3.4     Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

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3. <u>Voting</u>.

   3.1 <u>General</u>. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Second Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

   3.2 <u>Election of Directors</u>. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation (the "**Preferred Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation; <u>provided</u>, <u>however</u>, for administrative convenience, the initial Preferred Director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this <u>Section 3.2</u>, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this <u>Section 3.2</u>, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this <u>Section 3.2</u>. The rights of the holders of the Preferred Stock and the rights of the holders of the Common Stock under the first sentence of this <u>Section 3.2</u> shall terminate on the first date following the date the first share of Series Seed-2 Preferred Stock was issued (the "**Original Issue Date**") on which there are issued and outstanding less thirty percent (30%) of the shares of Series Seed-2 Preferred Stock issued by the Corporation after the date hereof (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

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3.3    Preferred Stock Protective Provisions.  At any time when at least thirty percent (30%) of the shares of Series Seed-2 Preferred Stock issued by the Corporation after the date hereof shares of Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Second Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1    liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2    amend, alter or repeal any provision of this Second Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

3.3.3    (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

3.3.4    cause or permit any of its subsidiaries to, without approval of the Board of Directors, including the approval of the Preferred Director, sell, issue, sponsor, create or distribute any digital tokens, cryptocurrency or other blockchain-based assets (collectively, "Tokens"), including through a pre-sale, initial coin offering, token distribution event or crowdfunding, or through the issuance of any instrument convertible into or exchangeable for Tokens;

3.3.5    purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof or (iv) as approved by the Board of Directors, including the approval of the Preferred Director;

3.3.6    create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other

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similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $500,000 other than equipment leases, bank lines of credit or trade payables incurred in the ordinary course unless such debt security has received the prior approval of the Board of Directors, including the approval of the Preferred Director;

3.3.7    create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.8    increase or decrease the authorized number of directors constituting the Board of Directors, change the number of votes entitled to be cast by any director or directors on any matter, or adopt any provision inconsistent with Article Sixth.

4.    Optional Conversion.  The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1    Right to Convert.

4.1.1    Conversion Ratio.  Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion.  The "**Conversion Price**" applicable to each series of Preferred Stock shall initially be equal to the applicable Original Issue Price.  Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2    Termination of Conversion Rights.  In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2    Fractional Shares.  No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock.  In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share.

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4.3    Mechanics of Conversion.

4.3.1    Notice of Conversion.  In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent).  Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued.  If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing.  The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date.  The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2    Reservation of Shares.  The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Second Amended and Restated Certificate of Incorporation.  Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

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4.3.3    Effect of Conversion.  All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon.  Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4    No Further Adjustment.  Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5    Taxes.  The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4.  The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4    Adjustments to Conversion Price for Diluting Issues.

4.4.1    Special Definitions.  For purposes of this Article Fourth, the following definitions shall apply:

(a)    "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i)    as to any series of Preferred Stock shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii)    shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii)    shares of Common Stock or Options issued to employees or directors of, or consultants or

11

advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of the Preferred Director;

(iv) shares of Common Stock or Preferred Stock issued to Reinventure Capital Fund I, LP or any affiliate thereof in connection with the exercise of Convertible Securities issued on the Original Issue Date to Reinventure Capital Fund I, LP;

(v) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(vi) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of the Preferred Director;

(vii) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including the approval of the Preferred Director;

(viii) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including the approval of the Preferred Director;

(ix) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including the approval of the Preferred Director; or

(x) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including the approval of the Preferred Director.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

4.4.2  No Adjustment of Conversion Price.  No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3  Deemed Issue of Additional Shares of Common Stock.

(a)  If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible

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Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)     If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security.  Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)     If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)     Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be

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readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)    If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3).   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4    Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock.  In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * \ (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a)    "$CP_2$" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b)    "$CP_1$" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c)    "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding or reserved for issuance under the Company's stock incentive pool immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

15

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to $CP_1$ (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by $CP_1$); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 <u>Determination of Consideration</u>. For purposes of this <u>Section 4.4</u>, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) <u>Cash and Property</u>. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in <u>clauses (i)</u> and <u>(ii)</u> above, as determined in good faith by the Board of Directors of the Corporation.

(b) <u>Options and Convertible Securities</u>. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to <u>Section 4.4.3</u>, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to

16

the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)     the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6   Multiple Closing Dates.  In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5     Adjustment for Stock Splits and Combinations.  If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding.  If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding.  Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6     Adjustment for Certain Dividends and Distributions.  In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common

17

Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1)    the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2)    the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7    Adjustments for Other Dividends and Distributions.  In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8    Adjustment for Merger or Reorganization, etc.  Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this <u>Section 4</u> with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this <u>Section 4</u> (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9     <u>Certificate as to Adjustments</u>.  Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this <u>Section 4</u>, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based.  The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10     <u>Notice of Record Date</u>.  In the event:

(a)     the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b)     of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c)     of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock.  Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

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5.    Mandatory Conversion.

5.1    Trigger Events.  Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $75,000,000 of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2    Procedural Requirements.  All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5.  Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice.  If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing.  All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2.  As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b) pay any declared but unpaid dividends on the shares of Preferred Stock converted.  Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6.    Redemption.  Other than as set forth in <u>Subsection 2.3.2(b)</u>, the Preferred Stock does not have redemption rights and is not subject to optional or mandatory redemption by the corporation.

7.    <u>Redeemed or Otherwise Acquired Shares</u>.  Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred.  Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

8.    <u>Waiver</u>.  Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

9.    <u>Notices</u>.  Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

**FIFTH:** Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

**SIXTH:**  Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.  Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors; <u>provided</u>, <u>however</u>, that, so long as the holders of Preferred Stock are entitled to elect a Preferred Director, the affirmative vote of the Preferred Director shall be required for the authorization by the Board of Directors of any of the matters set forth in <u>Section 5.5</u> of the Investors' Rights Agreement, dated as of the Original Issue Date, by and among the Corporation and the other parties thereto, as such agreement may be amended from time to time.

**SEVENTH:** Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

**EIGHTH:**  Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide.  The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

**NINTH:**  To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.  If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this <u>Article Ninth</u> to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this <u>Article Ninth</u> by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

**TENTH:** To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this <u>Article Tenth</u> shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

**ELEVENTH:** The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in <u>clauses (i)</u> and <u>(ii)</u> are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this <u>Article Eleventh</u> will only be prospective and will not affect the rights under this <u>Article Eleventh</u> in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Second Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders, will be required to amend or repeal, or to adopt any provisions inconsistent with this <u>Article Eleventh</u>.

**TWELFTH:** Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the

126122.7

Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

**THIRTEENTH:** For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Second Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Second Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

\* \* \*

126122.7

## CERTIFICATE OF AMENDMENT OF THE
## CERTIFICATE OF INCORPORATION OF
## AGTOOLS INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That the Board of Directors of AGTools Inc., acting by unanimous consent duly adopted resolutions setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 18,755,297 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 6,044,650 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the first paragraph of the Article thereof numbered "Fourth, Part B" so that, as amended, said Article shall be and read as follows:

2,317,034 shares of the authorized Preferred Stock of the Corporation have previously been designated "**Series Seed Preferred Stock**," 1,882,775 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**," 1,441,818 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-3 Preferred Stock**," 130,157 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-4 Preferred Stock**," and 272,866 shares of the authorized preferred Stock of the corporation are hereby designated "**Series Seed-5 Preferred Stock**" each series with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth, Part B, Section 1" so that, as amended, said Article shall be and read as follows:

1. <u>Dividends</u>. The holders of then outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 6% of the applicable Original Issue Price (as defined below) for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other

than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 1, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, with respect to the Series Seed Preferred Stock, $0.85 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock, with respect to the Series Seed-2 Preferred Stock, $1.2216 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock, with respect to the Series Seed-3 Preferred Stock, $0.7683 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock, with respect to the Series Seed-4 Preferred Stock, $0.7683 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock, and with respect to the Series Seed-5 Preferred Stock, $0.9162 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

RESOLVED, that upon the filing of this Certificate of Amendment of the Certificate of Incorporation of this corporation, each one (1) outstanding share of Series Seed-2 Preferred Stock of Corporation shall be split into one and seven hundred four hundred-thousandths (1.00704) shares of Series Seed-2 Preferred Stock of Corporation; provided that no fractional shares will be issued upon such stock split; but that rather, each fractional share will be rounded up into one whole share of Series Seed-2 Preferred Stock.

RESOLVED, that upon the filing of this Certificate of Amendment of the Certificate of Incorporation of this corporation, each one (1) outstanding share of Series Seed-3 Preferred Stock of Corporation shall be split into such number of shares of Series Seed-3 Preferred Stock of Corporation as would have equaled the total price paid by a purchaser of shares of Series Seed-3 Preferred divided by $0.7683; provided that no fractional shares will be issued upon such stock split; but that rather, each fractional share will be rounded up into one whole share of Series Seed-3 Preferred Stock.

RESOLVED, that upon the filing of this Certificate of Amendment of the Certificate of Incorporation of this corporation, each one (1) outstanding share of Series Seed-4 Preferred Stock of Corporation shall be split into one and ten thousand one hundred fifty-two hundred-thousandths (1.10152) shares of Series Seed-4 Preferred Stock of Corporation; provided that no fractional shares will be issued upon such stock split; but that rather, each fractional share will be rounded up into one whole share of Series Seed-4 Preferred Stock.

RESOLVED, that upon the filing of this Certificate of Amendment of the Certificate of Incorporation of this corporation, each one (1) outstanding share of Series Seed-5 Preferred Stock of Corporation shall be split into one and seven hundred fifty-three hundred-thousandths (1.00753) shares of Series Seed-5 Preferred Stock of Corporation; provided that no fractional shares will be issued upon such stock split; but that rather, each fractional share will be rounded up into one whole share of Series Seed-5 Preferred Stock.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a written consent of the stockholders of said corporation was duly executed in accordance with Section 228 of the General Corporation Law of the State of Delaware pursuant to which the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

**[SIGNATURE PAGE FOLLOWS]**

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this     day of January, 2024.

By:_____
Martha Montoya
Chief Executive Officer


**UNANIMOUS WRITTEN CONSENT OF**
**THE BOARD OF DIRECTORS OF**
**AGTOOLS INC.**

January 9, 2024


The undersigned, constituting all of the members of the Board of Directors (the "**Board**") of Agtools Inc., a Delaware corporation ("**Corporation**"), waive any and all requirements for the holding of a meeting of the Board, including without limitation any requirements as to notice thereof, and take the following actions and adopt the following resolutions pursuant to Section 141(f) of the Delaware General Corporation Law and the Bylaws of Corporation, effective as of the date first set forth above.

## CERTIFICATE OF AMENDMENT

**WHEREAS**, the Board has determined that it is in the best interests of Corporation to amend the Certificate of Incorporation of Corporation to make the changes set forth on the Certificate of Amendment of the Certificate of Incorporation attached hereto as Exhibit A (the "**Certificate of Amendment**").

**RESOLVED**, that, subject to stockholder approval, the Certificate of Amendment is hereby approved, with such changes, if any, as the officers, or any one of them, shall deem necessary and appropriate and shall approve, with such approval to be conclusively established by such officer's signatures thereon.

**RESOLVED FURTHER**, that the officers of Corporation are hereby authorized and directed to solicit stockholder approval to the Certificate of Amendment.

**RESOLVED FURTHER**, that, upon obtaining the requisite stockholder approval, the officers of Corporation, and any of them, are each hereby authorized and directed to execute the Certificate of Amendment and to cause same to be filed with the Delaware Secretary of State.

## AMENDMENT TO SERIES SEED-2 PREFERRED STOCK PURCHASE AGREEMENT

**WHEREAS**, it has been proposed that Corporation enter into Amendment No.1 to Series Seed-2 Preferred Stock Purchase Agreement (the "**SPA Amendment**").

**WHEREAS**, a form of the SPA Amendment is attached hereto as Exhibit B.

**WHEREAS**, the Board has carefully considered the terms of the SPA Amendment and has determined that the SPA Amendment is in all respects just and reasonable to Corporation at this time.

**WHEREAS**, it is deemed to be in the best interests of Corporation and its stockholders to authorize the execution, delivery and performance of the SPA Amendment and to consummate the transactions contemplated thereby.

**RESOLVED**, that the form, terms and conditions of the SPA Amendment be, and the same hereby are, approved.

**RESOLVED FURTHER**, that the transactions contemplated by the SPA Amendment are hereby approved.

**RESOLVED FURTHER**, that the officers of Corporation be, and each of them hereby is, authorized and directed, on behalf Corporation and in its name, to execute, deliver and perform the SPA Amendment with such changes, additions and deletions as the officer or officers executing the same deem necessary or appropriate, as conclusively evidenced by the execution thereof.

## AMENDMENT TO WARRANT

**WHEREAS**, it has been proposed that Corporation enter into Amendment No. 1 to the Warrant to Purchase Shares of Common Stock (the "**Warrant Amendment**") with Reinventure Capital Fund I, LP.

**WHEREAS**, a form of the Warrant Amendment is attached hereto as Exhibit C.

**WHEREAS**, the Board has carefully considered the terms of the Warrant Amendment and has determined that the Warrant Amendment is in all respects just and reasonable to Corporation at this time.

**WHEREAS**, it is deemed to be in the best interests of Corporation and its stockholders to authorize the execution, delivery and performance of the Warrant Amendment and to consummate the transactions contemplated thereby.

**RESOLVED**, that the form, terms and conditions of the Warrant Amendment be, and the same hereby are, approved.

**RESOLVED FURTHER**, that the transactions contemplated by the Warrant Amendment are hereby approved.

**RESOLVED FURTHER**, that the officers of Corporation be, and each of them hereby is, authorized and directed, on behalf Corporation and in its name, to execute, deliver and perform the Warrant Amendment with such changes, additions and deletions as the officer or officers executing the same deem necessary or appropriate, as conclusively evidenced by the execution thereof.

## INTERESTED PARTY DISCLOSURE

**WHEREAS**, pursuant to Section 144 of the General Corporation Law of the State of Delaware, no contract or transaction between Corporation and any other corporation, partnership, association or other organization in which one or more of the officers or directors of Corporation is an officer or director of, or has a financial interest in (any such party is referred to herein individually as an "**Interested Party**," or collectively as the "**Interested Parties**," and any such contract or transaction is referred to herein as an "**Interested Party Transaction**"), shall be void or voidable solely for that reason, or solely because the director or officer is present at or participates in the meeting of the Board which authorized the Interested Party Transaction or solely because the vote of any such director is counted for such purpose, if: (i) the material facts as to the relationship or interest and as to the contract are disclosed or are known to the Board, and the Board in good faith authorizes the contract or transaction by affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum, (ii) the material facts as to the relationship or interest and as to the contract are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders, or (iii) the contract or transaction is fair as to Corporation as of the time it is authorized, approved or ratified by the Board or the stockholders.

**WHEREAS**, the Board is aware that one or more affiliates of Shijiro Ochirbat are anticipated to be parties to the SPA Amendment and the Warrant Amendment.

**WHEREAS**, accordingly Shijiro Ochirbat may be deemed to be an Interested Party with respect to such transactions and the related transactions described herein.

**WHEREAS**, each of the undersigned is aware of the material facts of the relationships and/or interests of the Interested Party with and in Corporation, and has had an adequate opportunity to ask questions regarding, and investigate the nature of such relationships and interests as they relate to the transactions described herein.

**RESOLVED**, that each of the undersigned has determined, taking into account the above referenced relationships, that the terms and conditions of the transactions described in the agreements and documents listed above are just and equitable and fair as to Corporation and the same are hereby approved.

## RATIFICATION OF SALE AND ISSUANCE OF SAFE

**WHEREAS**, it is in the best interests of Corporation and its stockholders to ratify the sale and issuance of a Simple Agreement for Future Equity in the face value of $100,000 (the "**SAFE**") to MGA Lab, dba as InsurtechNY, by Startup Owl, LLC ("**Purchaser**") in substantially the form attached hereto as Exhibit E.

**WHEREAS**, Purchaser has a pre-existing personal or business relationship with Corporation and could be reasonably assumed to have the capacity to protect its own interests in connection with the acquisition of the SAFE.

**WHEREAS**, Purchaser has represented that it is purchasing the SAFE for its own account and not with a view to or for sale in connection with any distribution of such SAFE.

**WHEREAS**, the offer and sale of the SAFE will not be accomplished by the publication of any advertisement.

**WHEREAS**, the SAFE will be issued pursuant to the exemptions from the registration requirements of the Securities Act of 1933, as amended, provided by Section 4(2) thereof and the exemptions from the registration or qualification requirements of applicable state securities laws.

**RESOLVED**, that the sale and issuance of the SAFE to Purchaser pursuant to the terms thereof, is hereby ratified and approved.

**RESOLVED FURTHER**, that the officers of Corporation, and any of them, are each hereby authorized and directed to prepare or cause to be prepared and filed at such time as required by applicable law or regulation such securities law filings as are required by applicable state securities laws with the appropriate state securities law governmental authorities.

**RESOLVED FURTHER,** that the officers of Corporation are authorized, empowered and directed, in the name and on behalf of Corporation, to take all action necessary or appropriate to prepare, execute, deliver and file, or cause to be prepared, executed, delivered and filed, all documents and information required to be filed by Corporation pursuant to, and to take all other action necessary or appropriate in connection with, any applicable state or foreign securities laws in connection with the SAFE Financing.

## GENERAL AUTHORIZATION

**RESOLVED**, that the officers of Corporation be, and each of them hereby is, authorized and directed, on behalf of Corporation and in its name, to execute, deliver and perform such other documents, agreements, assignments and instruments and to take such further actions, including, but not limited to, executing and filing or causing to be filed all applications, requests for approval, consents, notices and other documents, and any modifications and supplements thereto, as they deem necessary, appropriate or advisable to carry out the purpose and intent of the foregoing resolutions, as conclusively evidenced by the execution of such documents or the taking of such actions.

**RESOLVED FURTHER**, that all actions heretofore taken by the officers of Corporation in connection with the subject matter of the foregoing resolutions are hereby ratified, approved and confirmed in all respects.

**[SIGNATURE PAGE FOLLOWS]**

**IN WITNESS WHEREOF**, the undersigned have executed this unanimous written consent as of the date first above written.

_____
Al Limaye

_____
Martha Montoya

_____
Shijiro Ochirbat

## CERTIFICATE OF AMENDMENT OF THE
## CERTIFICATE OF INCORPORATION OF
## AGTOOLS INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That the Board of Directors of AGTools Inc., acting by unanimous consent duly adopted resolutions setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof.  The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 18,755,297 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 6,044,650 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the first paragraph of the Article thereof numbered "Fourth, Part B" so that, as amended, said Article shall be and read as follows:

2,317,034 shares of the authorized Preferred Stock of the Corporation have previously been designated "**Series Seed Preferred Stock**," 1,882,775 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**," 1,441,818 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-3 Preferred Stock**," 130,157 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-4 Preferred Stock**," and 272,866 shares of the authorized preferred Stock of the corporation are hereby designated "**Series Seed-5 Preferred Stock**" each series with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth, Part B, Section 1" so that, as amended, said Article shall be and read as follows:

1. <u>Dividends</u>. The holders of then outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 6% of the

applicable Original Issue Price (as defined below) for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 1, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, with respect to the Series Seed Preferred Stock, $0.85 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock, with respect to the Series Seed-2 Preferred Stock, $1.2216 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock, with respect to the Series Seed-3 Preferred Stock, $0.7683 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock, with respect to the Series Seed-4 Preferred Stock, $0.7683 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock, and with respect to the Series Seed-5 Preferred Stock, $0.9162 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

RESOLVED, that upon the filing of this Certificate of Amendment of the Certificate of Incorporation of this corporation, each one (1) outstanding share of Series Seed-2 Preferred Stock of Corporation shall be split into one and seven hundred four hundred-thousandths (1.00704) shares of Series Seed-2 Preferred Stock of Corporation; provided that no fractional shares will be issued upon such stock split; but that rather, each fractional share will be rounded up into one whole share of Series Seed-2 Preferred Stock.

RESOLVED, that upon the filing of this Certificate of Amendment of the Certificate of Incorporation of this corporation, each one (1) outstanding share of Series Seed-3 Preferred Stock of Corporation shall be split into such number of shares of Series Seed-3 Preferred Stock of Corporation as would have equaled the total price paid by a purchaser of shares of Series Seed-3 Preferred divided by $0.7683; provided that no fractional shares will be issued upon such stock split; but that rather, each fractional share will be rounded up into one whole share of Series Seed-3 Preferred Stock.

RESOLVED, that upon the filing of this Certificate of Amendment of the Certificate of Incorporation of this corporation, each one (1) outstanding share of Series Seed-4 Preferred Stock of Corporation shall be split into one and ten thousand one hundred fifty-two hundred-thousandths (1.10152) shares of Series Seed-4 Preferred Stock of Corporation; provided that no fractional shares will be issued upon such stock split; but that rather, each fractional share will be rounded up into one whole share of Series Seed-4 Preferred Stock.

RESOLVED, that upon the filing of this Certificate of Amendment of the Certificate of Incorporation of this corporation, each one (1) outstanding share of Series Seed-5 Preferred Stock of Corporation shall be split into one and seven hundred fifty-three hundred-thousandths (1.00753) shares of Series Seed-5 Preferred Stock of Corporation; provided that no fractional shares will be issued upon such stock split; but that rather, each fractional share will be rounded up into one whole share of Series Seed-5 Preferred Stock.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a written consent of the stockholders of said corporation was duly executed in accordance with Section 228 of the General Corporation Law of the State of Delaware pursuant to which the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

**[SIGNATURE PAGE FOLLOWS]**

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this [_____] day of January, 2024.

By: _____
        Martha Montoya
        Chief Executive Officer

## EXHIBIT B

## AMENDMENT NO. 1 TO
## SERIES SEED-2 PREFERRED STOCK PURCHASE AGREEMENT

This Amendment No. 1 ("**Amendment**") to the Series Seed-2 Preferred Stock Purchase Agreement, dated as of March 13, 2023 (the "**Purchase Agreement**") is made and entered into effective as of January [__], 2024 ("**Effective Date**") by and between AGTools Inc., a Delaware corporation ("**Company**") and the Purchasers signing counterpart versions of this Amendment (the "**Amending Purchasers**").  Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the Purchase Agreement.

WHEREAS, Section 6.9 of the Purchase Agreement provides that the provisions of the Purchase Agreement may be amended at any time by the agreement of Company and the holders of at least a majority of the then-outstanding Shares, which such majority must include Reinventure (the "**Required Purchasers**").

WHEREAS, the Amending Purchasers also constitute the Required Purchasers.

WHEREAS, Company and the Amending Purchasers agree that it is in the best interests of each to amend the Purchase Agreement as set forth herein.

WHEREAS, subsequent to entering into the Agreement, the Company and the Purchasers discovered certain mathematical errors surrounding the number of Shares to be issued and the price per share for certain on the Shares to be issued pursuant to the Agreement and have agreed to enter into this Amendment to correct such errors.

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein, the parties hereby agree as follows:

1.      **Amendment of Exhibit A**.  Exhibit A of the Purchase Agreement is hereby amended and restated in its entirety to read as attached hereto.

2.      **Necessary Acts**.  Each party to this Amendment hereby agrees to perform any further acts and to execute and deliver any further documents that may be necessary or required to carry out the intent and provisions of this Amendment and the transactions contemplated hereby.

3.      **Governing Law**.  This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

4.      **Continued Validity**.  Except as otherwise expressly provided herein, the Purchase Agreement and the Rights Agreement shall remain in full force and effect.

5.      **Counterparts**.  This Amendment may be executed by email, facsimile or other electronic means and in any number of counterparts by the parties hereto all of which together shall constitute one instrument.

**[SIGNATURE PAGE FOLLOWS]**

IN WITNESS WHEREOF, the parties have executed and entered into this Amendment as of the Effective Date.

COMPANY:

**AGTOOLS INC.**
a Delaware corporation

By:_____
    Martha Montoya
    Chief Executive Officer

**SIGNATURE PAGE TO
AMENDMENT NO. 1 TO
SERIES SEED-2 PREFERRED STOCK PURCHASE AGREEMENT**

142364.1

**OMNIBUS PURCHASER SIGNATURE PAGE TO
AGTOOLS INC.
AMENDMENT NO. 1 TO
SERIES SEED-2 PREFERRED STOCK PURCHASE AGREEMENT**

The undersigned, in its capacity as a Purchaser, hereby executes and delivers this Amendment No. 1 to Series Seed-2 Preferred Stock Purchase Agreement (the "**Amendment**") to which this signature page is attached and agrees to be bound by the Amendment on the date set forth on the first page of the Amendment.  This counterpart signature page, together with all counterparts of the Amendment and signature pages of the other parties named therein, shall constitute one and the same instrument in accordance with the terms of the Amendment.

Name of Purchaser

By:

Name:

Title:

*Instructions: Stockholders who own stock as an **individual** need to fill in the name of the individual who owns the shares above "Name of Purchaser" and sign next to the "By" line.  Stockholders who own stock as an **entity or trust** need to fill in the name of the individual who owns the shares above "Name of Purchaser," sign next to the "By" line and fill in the name and title of the signatory next to the "Name" and "Title" lines.*

# EXHIBIT A

## SCHEDULE OF PURCHASERS

| Purchaser Name and Address | Class of Securities | Cash Purchase Price | SAFE Principal Converted | Cancellation of Indebtedness | Aggregate Shares Purchased | Closing Date |
|---|---|---|---|---|---|---|
| Reinventure Capital Fund I, LP<br>40 Orchard Hill Road<br>Boston, MA 02130<br>Attn: Edward Dugger III<br>ed@reinventurecapital.com | Series Seed-2 Preferred Stock | $1,500,000.00 | - | - | 1,227,897 | March 13, 2023 |
| Nutrien-Radicle II, LP<br>3525 Del Mar Heights, Ste 1978<br>San Diego, CA 92121<br>khaney@radicle.vc | Series Seed-2 Preferred Stock | $250,000.00 | - | - | 204,649 | March 13, 2023 |
| Serra Capital AgTech Fund, LP<br>520 North Neil Street, Suite 510<br>Champaign, IL 61820<br>dennis@serraventures.com | Series Seed-2 Preferred Stock | $500,000.00 | - | - | 409,299 | March 28, 2023 |
| San Jacinto Investments LLC<br>3441 Alhambra Circle<br>Coral Gables, FL 33134<br>wbeeck@yahoo.com | Series Seed-2 Preferred Stock | $50,000.00 | - | - | 40,930 | April 5, 2023 |
| Alchemist Accelerator Fund III, LLC | Series Seed-3 Preferred Stock | - | $48,000.00 | - | 62,475 | March 13, 2023 |
| Illinois Agtech Accelerator Fund I, LLC | Series Seed-3 Preferred Stock | - | - | $108,257.31 | 140,905 | March 13, 2023 |

| Purchaser Name and Address | Class of Securities | Cash Purchase Price | SAFE Principal Converted | Cancellation of Indebtedness | Aggregate Shares Purchased | Closing Date |
|---|---|---|---|---|---|---|
| Chloe Capital Fund I, LP | Series Seed-3 Preferred Stock | - | - | $268,000.00 | 348,822 | March 13, 2023 |
| Serra Capital AgTech Fund, LP 520 North Neil Street, Suite 510 Champaign, IL 61820 dennis@serraventures.com | Series Seed-3 Preferred Stock | - | - | $526,219.18 | 684,913 | March 13, 2023 |
| Amplifica Fund I LP 255 Alhambra Circle, Suite 500 Coral Gables, FL 33134 araptis@amplifica.capital | Series Seed-3 Preferred Stock | - | - | $157,224.66 | 204,639 | March 13, 2023 |
| IdeaShip Fund II, LLC | Series Seed-4 Preferred Stock | - | $100,000.00 | - | 130,157 | March 13, 2023 |
| Lustgarten, LLC 2515 Flamingo Drive Miami Beach, FL 33140 janetica@gmail.com | Series Seed-5 Preferred Stock | - | $250,000.00 | - | 272,866 | March 13, 2023 |
| **TOTALS** | | **$2,300,000.00** | **$350,000.00** | **$1,059,701.15** | **3,727,552** | |

## EXHIBIT C

## AMENDMENT NO. 1 TO
## WARRANT TO PURCHASE SHARES OF COMMON STOCK

This Amendment No. 1 ("**Amendment**") to the Warrant to Purchase Shares of Common Stock, dated as of March 13, 2023 (the "**Warrant**") is made and entered into effective as of January    , 2024 ("**Effective Date**") by and between AGTools Inc., a Delaware corporation (the "**Company**") and Reinventure Capital Fund I, LP (the "**Holder**").  Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the Warrant.

WHEREAS, Section 12(h) of the Warrant provides that the provisions of the Warrant may be amended at any time by the agreement of the Company and the Holder.

WHEREAS, the Company and the Holder agree that it is in the best interests of each to amend the Warrant as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein, the parties hereby agree as follows:

1.      **Amendment of Number of Shares and Exercise Price**.  The Number of Shares subject to the Warrant shall be changed from 324,609 to 327,450.  The Exercise Price shall be changed from $1.5403 per share to $1.527 per share.

2.      **Necessary Acts**.  Each party to this Amendment hereby agrees to perform any further acts and to execute and deliver any further documents that may be necessary or required to carry out the intent and provisions of this Amendment and the transactions contemplated hereby.

3.      **Governing Law**.  This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

4.      **Continued Validity**.  Except as otherwise expressly provided herein, the Warrant shall remain in full force and effect.

5.      **Counterparts**.  This Amendment may be executed by email, facsimile or other electronic means and in any number of counterparts by the parties hereto all of which together shall constitute one instrument.

**[SIGNATURE PAGE FOLLOWS]**

IN WITNESS WHEREOF, the parties have executed and entered into this Amendment as of the Effective Date.

COMPANY:

AGTOOLS INC.

By:_____
    Martha Montoya
    Chief Executive Officer

HOLDER:

REINVENTURE CAPITAL FUND I, LP
By: Reinventure G.P., LLC,
Its general partner

By:_____
    Edward Dugger III
    President


**SIGNATURE PAGE TO
AMENDMENT NO. 1 TO
WARRANT TO PURCHASE SHARES OF COMMON STOCK**


# EXHIBIT D

## SAFE

**AGTOOLS INC.**

**SIMPLE AGREEMENT FOR FUTURE EQUITY**

THIS CERTIFIES THAT in exchange for the in kind business services provided through the MGA Lab, dba as InsurtechNY, by Startup Owl, LLC ("**Investor**") in a value of $100,000.- (the "**Purchase Amount**") on or about 14 September – 30 November 2023, Agtools Inc., a [Delaware] corporation ("**Company**"), issues to Investor the right to certain shares of Company's Capital Stock, subject to the terms described below.

See Section 2 for certain additional defined terms.

1. **Events**.

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, Investor will execute and deliver to Company all of the transaction documents related to the Equity Financing (the "**Financing Agreements**"); *provided,* that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and *provided further,* that such documents have customary exceptions to any drag-along applicable to Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of Investor. If Investor fails to execute any Financing Agreements in the form presented by Company within 10 days of Company's written request, then Company may terminate this Agreement by giving written notice of termination to Investor and refunding the Purchase Amount.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, Investor will be given the same choice, *provided* that Investor may not choose to receive a form of consideration that Investor would be ineligible to receive as a result of Investor's failure to satisfy any requirement or limitation generally applicable to Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, Company may reduce the cash portion of Proceeds payable to Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to Investor under Section 1(d).

(c) _Dissolution Event_. If there is a Dissolution Event before the termination of this Safe, Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to Investor immediately prior to the consummation of the Dissolution Event.

(d) _Liquidation Priority_. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) _Termination_. This Safe will automatically terminate (without relieving Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due Investor pursuant to Section 1(b) or Section 1(c).

2. **Definitions**.

"**Capital Stock**" means the capital stock of Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of Company having the right to vote for the election of members of Company's board of directors, (ii) any reorganization, merger or consolidation of Company, other than a transaction or series of related transactions in which the holders of the voting securities of Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of Company.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of Company's creditors or (iii) any other liquidation, dissolution or winding up of Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Event**" means a Change of Control or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the basis for any dividend rights, which will be based on the Conversion Price.

"**Standard Preferred Stock**" means the shares of the series of Preferred Stock issued to Investors investing new money in Company in connection with the initial closing of the Equity Financing.

3.     **Company Representations**.

(a)     Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)     The execution, delivery and performance by Company of this Safe is within the power of Company and has been duly authorized by all necessary actions on the part of Company (subject to Section 3(d)). This Safe constitutes a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.  To its knowledge, Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to Company or (iii) any material debt or contract to which Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on Company.

(c)     The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to Company; (ii) result in the acceleration of any material debt or contract to which Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to Company, its business or operations.

(d)     No consents or approvals are required in connection with the performance of this Safe, other than: (i) Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e)     To its knowledge, Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.     **Investor Representations**.

(a)     Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)     Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, Company may void this Safe and return the Purchase Amount. Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. Investor is purchasing this Safe and the securities to be acquired by Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Investor has such knowledge and experience in financial and business matters that Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5.     **Miscellaneous**.

(a)     Any provision of this Safe may be amended, waived or modified by written consent of Company and either (i) Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b)     Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c)     Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, Company will pay the Dividend Amount to Investor at the same time.

(d)     Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without Company's consent by Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with Investor, including, without limitation, any general partner, managing member, officer or director of Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, Investor; and *provided, further*, that Company may assign this Safe in whole, without the consent of Investor, in connection with a reincorporation to change Company's domicile.

(e)     In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)     All rights and obligations hereunder will be governed by the laws of the State of [California], without regard to the conflicts of law provisions of such jurisdiction.

(g)     The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended.  Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

**[SIGNATURE PAGE FOLLOWS]**

IN WITNESS WHEREOF, the undersigned have caused this Safe to be duly executed and delivered.

**[COMPANY] Agtools Inc.**

By:_____

    [_Agtools Inc._____]
    [Chief Executive Officer]

Name: Martha Montoya

Address: 8502 East Chapman Ave., Ste. 137

_____

_____Orange, Ca. 92869_____

Email: martha@ag.tools_____

**INVESTOR**: Startup Owl, LLC

By:_____

Name: David Gritz_____

Title: Managing Director, Startup Owl, LLC

Email:david@insurtechny.com_____

**SIGNATURE PAGE TO**
**SIMPLE AGREEMENT FOR FUTURE EQUITY**


**WRITTEN CONSENT OF**
**THE STOCKHOLDERS OF**
**AGTOOLS INC.**


The undersigned holders of outstanding shares of capital stock of Agtools Inc., a Delaware corporation ("**Corporation**"), do hereby consent that the following actions be taken by written consent as authorized by the Bylaws of Corporation and Section 228 of the Delaware General Corporation Law.

## CERTIFICATE OF AMENDMENT

**RESOLVED**, that the Certificate of Amendment of the Certificate of Incorporation of Corporation to make the changes set forth on the Certificate of Amendment of the Certificate of Incorporation in substantially the form attached hereto as <u>Exhibit A</u> is hereby approved.

## OMNIBUS RESOLUTIONS

**RESOLVED**, that the directors of Corporation are authorized and empowered to take any and all such further action as may be deemed necessary or advisable to effectuate the purposes and intent of the resolutions hereby adopted.

**RESOLVED FURTHER**, that the officers of Corporation be, and each of them hereby is, authorized and empowered to take any and all such further action, to execute and deliver any and all such further agreements, instruments, documents and certificates and to pay such expenses, in the name and on behalf of Corporation or such officer, as any such officer may deem necessary or advisable to effectuate the purposes and intent of the resolutions hereby adopted, the taking of such actions, the execution and delivery of such agreements, instruments, documents and certificates and the payment of such expenses by any such officer to be conclusive evidence of his or her authorization hereunder and approval thereof.

**RESOLVED FURTHER**, that any and all actions taken by the directors and officers of Corporation to carry out the purposes and intent of the foregoing resolutions prior to their adoption are approved, ratified and confirmed.


**[SIGNATURE PAGE FOLLOWS]**


This written consent of stockholders shall be filed with the minutes of the proceedings of the Board of Directors and stockholders.

This written consent of stockholders may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

January 9, 2024
Date

Martha Montoya

**RED OAK INNOVATIONS, INC.**

January 9, 2024
Date

By:

Al Limaye
Chief Executive Officer

**REINVENTURE CAPITAL FUND I, LP**
By: Reinventure G.P., LLC,
Its general partner

January 9, 2024
Date

By:

Edward Dugger III
President

**SIGNATURE PAGE TO**
**WRITTEN CONSENT OF STOCKHOLDERS**

142768.1

This written consent of stockholders shall be filed with the minutes of the proceedings of the Board of Directors and stockholders.

This written consent of stockholders may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

January 9, 2024
Date

Name of Stockholder

By:

Name:

Title:

*Instructions: Stockholders who own shares as an **individual** need to fill in the name of the individual stockholder above "Name of Stockholder" and sign next to the "By" line. Stockholders who own shares as an **entity or trust** need to fill in the name of the entity or trust above "Name of Stockholder," sign next to the "By" line and fill in the name and title of the signatory next to the "Name" and "Title" lines. All stockholders must date the consent.*

**SIGNATURE PAGE TO
WRITTEN CONSENT OF STOCKHOLDERS**

<u>**EXHIBIT A**</u>

**CERTIFICATE OF AMENDMENT OF THE
CERTIFICATE OF INCORPORATION OF
AGTOOLS INC.**

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That the Board of Directors of AGTools Inc., acting by unanimous consent duly adopted resolutions setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

> FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 18,755,297 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 6,044,650 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the first paragraph of the Article thereof numbered "Fourth, Part B" so that, as amended, said Article shall be and read as follows:

> 2,317,034 shares of the authorized Preferred Stock of the Corporation have previously been designated "**Series Seed Preferred Stock**," 1,882,775 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**," 1,441,818 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-3 Preferred Stock**," 130,157 shares of the authorized Preferred Stock of the Corporation are hereby designated "**Series Seed-4 Preferred Stock**," and 272,866 shares of the authorized preferred Stock of the corporation are hereby designated "**Series Seed-5 Preferred Stock**" each series with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth, Part B, Section 1" so that, as amended, said Article shall be and read as follows:

> 1.      <u>Dividends</u>. The holders of then outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends at the rate of 6% of the

applicable Original Issue Price (as defined below) for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 1, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "**Original Issue Price**" shall mean, with respect to the Series Seed Preferred Stock, $0.85 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock, with respect to the Series Seed-2 Preferred Stock, $1.2216 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock, with respect to the Series Seed-3 Preferred Stock, $0.7683 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock, with respect to the Series Seed-4 Preferred Stock, $0.7683 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock, and with respect to the Series Seed-5 Preferred Stock, $0.9162 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

RESOLVED, that upon the filing of this Certificate of Amendment of the Certificate of Incorporation of this corporation, each one (1) outstanding share of Series Seed-2 Preferred Stock of Corporation shall be split into one and seven hundred four hundred-thousandths (1.00704) shares of Series Seed-2 Preferred Stock of Corporation; provided that no fractional shares will be issued upon such stock split; but that rather, each fractional share will be rounded up into one whole share of Series Seed-2 Preferred Stock.

RESOLVED, that upon the filing of this Certificate of Amendment of the Certificate of Incorporation of this corporation, each one (1) outstanding share of Series Seed-3 Preferred Stock of Corporation shall be split into such number of shares of Series Seed-3 Preferred Stock of Corporation as would have equaled the total price paid by a purchaser of shares of Series Seed-3 Preferred divided by $0.7683; provided that no fractional shares will be issued upon such stock split; but that rather, each fractional share will be rounded up into one whole share of Series Seed-3 Preferred Stock.

RESOLVED, that upon the filing of this Certificate of Amendment of the Certificate of Incorporation of this corporation, each one (1) outstanding share of Series Seed-4 Preferred Stock of Corporation shall be split into one and ten thousand one hundred fifty-two hundred-thousandths (1.10152) shares of Series Seed-4 Preferred Stock of Corporation; provided that no fractional shares will be issued upon such stock split; but that rather, each fractional share will be rounded up into one whole share of Series Seed-4 Preferred Stock.

RESOLVED, that upon the filing of this Certificate of Amendment of the Certificate of Incorporation of this corporation, each one (1) outstanding share of Series Seed-5 Preferred Stock of Corporation shall be split into one and seven hundred fifty-three hundred-thousandths (1.00753) shares of Series Seed-5 Preferred Stock of Corporation; provided that no fractional shares will be issued upon such stock split; but that rather, each fractional share will be rounded up into one whole share of Series Seed-5 Preferred Stock.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a written consent of the stockholders of said corporation was duly executed in accordance with Section 228 of the General Corporation Law of the State of Delaware pursuant to which the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

**[SIGNATURE PAGE FOLLOWS]**

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this [_____] day of January, 2024.

By:  _____
             Martha Montoya
             Chief Executive Officer

**SIGNATURE PAGE TO**
**CERTIFICATE OF AMENDMENT**
**OF CERTIFICATE OF INCORPORATION**

# AMENDMENT NO. 1 TO
## SERIES SEED-2 PREFERRED STOCK PURCHASE AGREEMENT

This Amendment No. 1 ("**Amendment**") to the Series Seed-2 Preferred Stock Purchase Agreement, dated as of March 13, 2023 (the "**Purchase Agreement**") is made and entered into effective as of January  , 2024 ("**Effective Date**") by and between AGTools Inc., a Delaware corporation ("**Company**") and the Purchasers signing counterpart versions of this Amendment (the "**Amending Purchasers**").  Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the Purchase Agreement.

WHEREAS, Section 6.9 of the Purchase Agreement provides that the provisions of the Purchase Agreement may be amended at any time by the agreement of Company and the holders of at least a majority of the then-outstanding Shares, which such majority must include Reinventure (the "**Required Purchasers**").

WHEREAS, the Amending Purchasers also constitute the Required Purchasers.

WHEREAS, Company and the Amending Purchasers agree that it is in the best interests of each to amend the Purchase Agreement as set forth herein.

WHEREAS, subsequent to entering into the Agreement, the Company and the Purchasers discovered certain mathematical errors surrounding the number of Shares to be issued and the price per share for certain on the Shares to be issued pursuant to the Agreement and have agreed to enter into this Amendment to correct such errors.

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein, the parties hereby agree as follows:

1.      **Amendment of Exhibit A**.  Exhibit A of the Purchase Agreement is hereby amended and restated in its entirety to read as attached hereto.

2.      **Necessary Acts**.  Each party to this Amendment hereby agrees to perform any further acts and to execute and deliver any further documents that may be necessary or required to carry out the intent and provisions of this Amendment and the transactions contemplated hereby.

3.      **Governing Law**.  This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

4.      **Continued Validity**.  Except as otherwise expressly provided herein, the Purchase Agreement and the Rights Agreement shall remain in full force and effect.

5.      **Counterparts**.  This Amendment may be executed by email, facsimile or other electronic means and in any number of counterparts by the parties hereto all of which together shall constitute one instrument.

**[SIGNATURE PAGE FOLLOWS]**

IN WITNESS WHEREOF, the parties have executed and entered into this Amendment as of the Effective Date.

COMPANY:

**AGTOOLS INC.**
a Delaware corporation

By: _____
Martha Montoya
Chief Executive Officer

**OMNIBUS PURCHASER SIGNATURE PAGE TO
AGTOOLS INC.
AMENDMENT NO. 1 TO
SERIES SEED-2 PREFERRED STOCK PURCHASE AGREEMENT**

The undersigned, in its capacity as a Purchaser, hereby executes and delivers this Amendment No. 1 to Series Seed-2 Preferred Stock Purchase Agreement (the "**Amendment**") to which this signature page is attached and agrees to be bound by the Amendment on the date set forth on the first page of the Amendment.  This counterpart signature page, together with all counterparts of the Amendment and signature pages of the other parties named therein, shall constitute one and the same instrument in accordance with the terms of the Amendment.

Reinventure Capital Fund I, LP
By: Reinventure G.P., LLC,
Its general partner


By: _____
    Edward Dugger III
    President

**OMNIBUS PURCHASER SIGNATURE PAGE TO**
**AGTOOLS INC.**
**AMENDMENT NO. 1 TO**
**SERIES SEED-2 PREFERRED STOCK PURCHASE AGREEMENT**

The undersigned, in its capacity as a Purchaser, hereby executes and delivers this Amendment No. 1 to Series Seed-2 Preferred Stock Purchase Agreement (the "**Amendment**") to which this signature page is attached and agrees to be bound by the Amendment on the date set forth on the first page of the Amendment.  This counterpart signature page, together with all counterparts of the Amendment and signature pages of the other parties named therein, shall constitute one and the same instrument in accordance with the terms of the Amendment.

---------------------------------------------
Name of Purchaser

By: _____

Name: _____

Title: _____

*Instructions: Stockholders who own stock as an **individual** need to fill in the name of the individual who owns the shares above "Name of Purchaser" and sign next to the "By" line.  Stockholders who own stock as an **entity or trust** need to fill in the name of the individual who owns the shares above "Name of Purchaser," sign next to the "By" line and fill in the name and title of the signatory next to the "Name" and "Title" lines.*

## EXHIBIT A

## SCHEDULE OF PURCHASERS

| Purchaser Name and Address | Class of Securities | Cash Purchase Price | SAFE Principal Converted | Cancellation of Indebtedness | Aggregate Shares Purchased | Closing Date |
|---|---|---|---|---|---|---|
| Reinventure Capital Fund I, LP<br>40 Orchard Hill Road<br>Boston, MA 02130<br>Attn: Edward Dugger III<br>ed@reinventurecapital.com | Series Seed-2 Preferred Stock | $1,500,000.00 | - | - | 1,227,897 | March 13, 2023 |
| Nutrien-Radicle II, LP<br>3525 Del Mar Heights, Ste 1978<br>San Diego, CA 92121<br>khaney@radicle.vc | Series Seed-2 Preferred Stock | $250,000.00 | - | - | 204,649 | March 13, 2023 |
| Serra Capital AgTech Fund, LP<br>520 North Neil Street, Suite 510<br>Champaign, IL 61820<br>dennis@serraventures.com | Series Seed-2 Preferred Stock | $500,000.00 | - | - | 409,299 | March 28, 2023 |
| San Jacinto Investments LLC<br>3441 Alhambra Circle<br>Coral Gables, FL 33134<br>wbeeck@yahoo.com | Series Seed-2 Preferred Stock | $50,000.00 | - | - | 40,930 | April 5, 2023 |
| Alchemist Accelerator Fund III, LLC<br>1000 Brickell Ave, Ste 715 PMB 5087<br>Miami, FL 33131<br>ravi@alchemistaccelerator.com | Series Seed-3 Preferred Stock | - | $48,000.00 | - | 62,475 | March 13, 2023 |

| Purchaser Name and Address | Class of Securities | Cash Purchase Price | SAFE Principal Converted | Cancellation of Indebtedness | Aggregate Shares Purchased | Closing Date |
|---|---|---|---|---|---|---|
| Illinois Agtech Accelerator Fund I, LLC | Series Seed-3 Preferred Stock | - | - | $108,257.31 | 140,905 | March 13, 2023 |
| Chloe Capital Fund I, LP<br>700 Cascadilla St., Suite 201<br>Ithaca, NY 14850<br>info@chloecapital.com | Series Seed-3 Preferred Stock | - | - | $268,000.00 | 348,822 | March 13, 2023 |
| Serra Capital AgTech Fund, LP<br>520 North Neil Street, Suite 510<br>Champaign, IL 61820<br>dennis@serraventures.com | Series Seed-3 Preferred Stock | - | - | $526,219.18 | 684,913 | March 13, 2023 |
| Amplifica Fund I LP<br>255 Alhambra Circle, Suite 500<br>Coral Gables, FL 33134<br>araptis@amplifica.capital | Series Seed-3 Preferred Stock | - | - | $157,224.66 | 204,639 | March 13, 2023 |
| IdeaShip Fund II, LLC | Series Seed-4 Preferred Stock | - | $100,000.00 | - | 130,157 | March 13, 2023 |
| Lustgarten, LLC<br>2515 Flamingo Drive<br>Miami Beach, FL 33140<br>janetica@gmail.com | Series Seed-5 Preferred Stock | - | $250,000.00 | - | 272,866 | March 13, 2023 |
| **TOTALS** | | **$2,300,000.00** | **$350,000.00** | **$1,059,701.15** | **3,727,552** | |

## AMENDMENT NO. 1 TO
## WARRANT TO PURCHASE SHARES OF COMMON STOCK

This Amendment No. 1 ("**Amendment**") to the Warrant to Purchase Shares of Common Stock, dated as of March 13, 2023 (the "**Warrant**") is made and entered into effective as of January   , 2024 ("**Effective Date**") by and between AGTools Inc., a Delaware corporation (the "**Company**") and Reinventure Capital Fund I, LP (the "**Holder**").  Capitalized terms used but not otherwise defined herein shall have the same meanings as set forth in the Warrant.

WHEREAS, Section 12(h) of the Warrant provides that the provisions of the Warrant may be amended at any time by the agreement of the Company and the Holder.

WHEREAS, the Company and the Holder agree that it is in the best interests of each to amend the Warrant as set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein, the parties hereby agree as follows:

1.      **Amendment of Number of Shares and Exercise Price**.  The Number of Shares subject to the Warrant shall be changed from 324,609 to 327,450.  The Exercise Price shall be changed from $1.5403 per share to $1.527 per share.

2.      **Necessary Acts**.  Each party to this Amendment hereby agrees to perform any further acts and to execute and deliver any further documents that may be necessary or required to carry out the intent and provisions of this Amendment and the transactions contemplated hereby.

3.      **Governing Law**.  This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

4.      **Continued Validity**.  Except as otherwise expressly provided herein, the Warrant shall remain in full force and effect.

5.      **Counterparts**.  This Amendment may be executed by email, facsimile or other electronic means and in any number of counterparts by the parties hereto all of which together shall constitute one instrument.

**[SIGNATURE PAGE FOLLOWS]**

IN WITNESS WHEREOF, the parties have executed and entered into this Amendment as of the Effective Date.

COMPANY:

AGTOOLS INC.

By: _____
     Martha Montoya
     Chief Executive Officer

HOLDER:

REINVENTURE CAPITAL FUND I, LP
By: Reinventure G.P., LLC,
Its general partner

By: _____
     Edward Dugger III
     President


**SIGNATURE PAGE TO**
**AMENDMENT NO. 1 TO**
**WARRANT TO PURCHASE SHARES OF COMMON STOCK**



| | |
|---|---|
| **Title** | Martha Montoya Signature Packet |
| **File name** | Second Amen...oration.pdf and 5 others |
| **Document ID** | f23135181e47bd73c9ce54851826e7668a980e61 |
| **Audit trail date format** | MM / DD / YYYY |
| **Status** | ● Signed |

## Document History

| | | |
|---|---|---|
| SENT | **01 / 09 / 2024** 20:36:02 UTC-8 | Sent for signature to Martha Montoya (martha@ag.tools) from armen@foundationlaw.com IP: 185.202.221.32 |
| VIEWED | **01 / 10 / 2024** 00:49:57 UTC-8 | Viewed by Martha Montoya (martha@ag.tools) IP: 206.130.136.190 |
| SIGNED | **01 / 10 / 2024** 00:51:20 UTC-8 | Signed by Martha Montoya (martha@ag.tools) IP: 206.130.136.190 |
| COMPLETED | **01 / 10 / 2024** 00:51:20 UTC-8 | The document has been completed. |